06005732

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-31215

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 05/01/05 (MM/DD/YY) AND ENDING 04/30/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: James W. Humbard

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1151 Gibson Road
(No. and Street)

Selah (City) WA (State) 98942 (Zip Code)

SEC MAIL RECEIVED PROCESSING JUN 3 0 2006 WASH, D.C. 213 SECTION

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

James W. Humbard 509-697-5651
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Alegria & Company, P.S.
(Name – *if individual, state last, first, middle name*)

601 N. 39th Ave. (Address) Yakima (City) WA (State) 98902 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
AUG 0 3 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, James W. Humbard, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of James W. Humbard (A Sole Proprietorship), as of April 30, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

STATE OF WASHINGTON
SCOTT E. ESCHBACH
NOTARY PUBLIC
COMMISSION EXPIRES
MARCH 1, 2010

Notary Public

Signature

President

Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (0) Independent Auditor's Report on Internal Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

JAMES W. HUMBARD
(A Sole Proprietorship)

Financial Statements

April 30, 2006 and 2005

TABLE OF CONTENTS

Alegria & COMPANY P.S.

Steven L. Alegria
Scott E. Eschbach
John K. Rothenbueler
Barry J. Warner

Certified Public Accountants

INDEPENDENT AUDITOR'S REPORT

Mr. James W. Humbard
Selah, Washington

We have audited the accompanying statements of financial condition of James W. Humbard (a sole proprietorship) as of April 30, 2006 and 2005, and the related statements of income and proprietor's equity and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of James W. Humbard. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform each audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of James W. Humbard (a sole proprietorship) at April 30, 2006 and 2005, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information contained on pages 7 through 10 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

This report is intended solely for the information and use of James W. Humbard and regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be and should not be used by anyone other than these specified parties.

Alegria & Company, P.S.

June 1, 2006
Yakima, Washington

MEMBER: AMERICAN INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS AND WASHINGTON STATE SOCIETY OF CERTIFIED PUBLIC ACCOUNTANTS
601 North 39th Avenue Yakima, Washington 98902 Phone 509-575-1065 Fax 509-575-1755

JAMES W. HUMBARD
(a Sole Proprietorship)

Statements of Financial Condition

April 30, 2006 and 2005

		2006		2005
Assets				
Cash	$	3,784	$	1,050
Cash deposit with clearing organization		7,521		7,312
Investment		-		4,497
Accounts receivable		50		350
Total assets	$	11,355	$	13,209
Proprietor's Equity				
Proprietor's equity	$	11,355	$	13,209

See accompanying notes to financial statements.

JAMES W. HUMBARD
(a Sole Proprietorship)

Statements of Income and Proprietor's Equity

Years ended April 30, 2006 and 2005

	2006	2005
Revenues		
Commissions	$ 3,747	$ 6,524
Realized gain on securities	7,342	-
Interest	209	68
Total revenues	11,298	6,592
Expenses		
Dues and fees	980	914
Professional services	2,375	1,500
Supplies	297	2,410
Total expenses	3,652	4,824
Net income	7,646	1,768
Proprietor's equity, beginning of year	13,209	17,194
Unrealized gain (loss) on securities	-	1,197
Proprietor's withdrawls	(9,500)	(6,950)
Proprietor's equity, end of year	$ 11,355	$ 13,209

See accompanying notes to financial statements.

JAMES W. HUMBARD
(a Sole Proprietorship)

Statements of Cash Flows

Years ended April 30, 2006 and 2005

	2006	2005
Cash flows from operating activities		
Net income	$ 7,646	$ 1,768
Adjustments to reconcile net income to net cash flows from operating activities		
Deposit with clearing organization	(209)	(68)
Accounts receivable	300	-
Realized gain on securities	(7,342)	-
Net cash from operating activities	395	1,700
Cash flows from investing activities		
Proceeds from sale of securities	11,839	-
Cash flows from financing activities		
Proprietor's withdrawals	(9,500)	(6,950)
Net increase (decrease) in cash	2,734	(5,250)
Cash, beginning of year	1,050	6,300
Cash, end of year	$ 3,784	$ 1,050

See accompanying notes to financial statements.

(1) Summary of Significant Accounting Policies

Nature of Business
James W. Humbard (the Proprietorship) is registered with the Securities and Exchange Commission as a broker/dealer under the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers, Inc. and the Securities Investor Protection Corporation. The Proprietorship serves clients primarily located in Eastern Washington. The Proprietorship's source of customers is through the sole proprietor.

All securities transactions are cleared through another broker/dealer on a fully disclosed basis. The Proprietorship does not hold or receive funds of subscribers or securities of issuers, and does not hold customer funds or securities.

Proprietorship Accounting
The financial statements have been prepared solely from the securities dealer accounts of James W. Humbard and do not include the personal accounts of the owner or those of any other operation in which he is engaged.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates..

Investment
Investment consisted of 300 shares of NASDAQ stock purchased in a subscription offering to NASD members in connection with the first phase of NASDAQ private placement. The investment was considered available for sale and recorded at fair market value at April 30, 2005, but subsequently sold during the year ending April 30, 2006.

Unrealized holding gains and losses for available-for-sale securities are excluded from earnings and reported as a separate component of proprietor's equity.

Federal Income Taxes
The Proprietorship is not a taxpaying entity for purposes of federal income tax. Income tax of the Proprietor is computed on his income from all sources. Accordingly, no provision has been made in these financial statements for federal income tax.

Revenue Recognition
The Proprietorship recognizes commission income net of clearing fees on a trade date basis.

(2) Related Party Transactions

The Proprietorship uses, at no cost, office space, support staff and services provided by related businesses of the Proprietor.

(3) Net Capital Requirements

The Proprietorship is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, not exceed 15 to 1. At April 30, 2006, the Proprietorship had net capital of $11,355, which was $6,355 in excess of its required net capital of $5,000. The Proprietorship had no aggregate indebtedness at April 30, 2006 and 2005.

(4) Possession or Control Requirements

The Proprietor adheres to the exemptive provisions of SEC rule 15c-3(k)(2)(B) by having clients send all funds and securities to the correspondent broker/dealer who carries the customer accounts. Therefore, the Proprietorship does not hold or have any possession or control of customer funds or securities.

SUPPLEMENTAL INFORMATION

JAMES W. HUMBARD
(a Sole Proprietorship)

Computation of Net Capital Under SEC Rule 15c3-1

April 30, 2006 and 2005

	2006	2005
Computation of net capital		
Total proprietor's equity	$ 11,355	$ 13,209
Non-allowable assets: securities not readily marketable	-	-
Net capital	$ 11,355	$ 13,209
Aggregate indebtedness	$ -	$ -
Computation of basic net capital requirement		
Minimum net capital requires greater of		
6-2/3% of total aggregate indebtedness	$ -	$ -
Minimum dollar net capital requirement of reporting broker or dealer	$ 5,000	$ 5,000
Excess net capital	$ 6,355	$ 8,209
Net capital less 10% of aggregate indebtedness	$ 11,355	$ 13,209
Percentage of aggregate indebtedness to net capital	- %	- %
Reconciliation with Company's computation (included in form X-17A-5, FOCUS Part II A)		
Net capital as reported in Company's FOCUS report	$ 11,355	$ 13,209

JAMES W. HUMBARD
(a Sole Proprietorship)

Computation For Determination of Reserve Requirements
Under SEC Rule 15c3-3, Exemptive Provision

April 30, 2006 and 2005

The Proprietorship claims exemption from the reserve requirements of rule 15c3-3 under the following provisions:

(k)(2)(B)	All customer transactions are cleared through another broker/dealer on a fully disclosed basis.

JAMES W. HUMBARD
(a Sole Proprietorship)

Statement Pursuant to SEC Rule 15c3-1(c)(2)(iii)

April 30, 2006 and 2005

I hereby represent that my assets not used in the course of business as a broker/dealer are greater than my liabilities incurred outside of the course of business as a broker/dealer.

James W. Humbard

Alegria & COMPANY P.S.
Certified Public Accountants

Steven L. Alegria
Scott E. Eschbach
John K. Rothenbueler
Barry J. Warner

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

Mr. James W. Humbard
Selah, Washington

In planning and performing our audits of the financial statements and supplementary information of James W. Humbard (a sole proprietorship) for the years ended April 30, 2006 and 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by James W. Humbard including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g). This includes making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and compliance with the provisions of rule 15c3-3. Because the Proprietorship does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Proprietorship in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by rule 17a-13;
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System;
3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3.

The management of the Proprietorship is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Proprietorship has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted the following matter involving the control environment and its operation that we consider to be a material weakness as defined above. This condition was considered in determining the nature, timing, and extent of the procedures to be performed in our audits of the financial statements of James W. Humbard (a sole proprietorship) for the years ended April 30, 2006 and 2005, and this report does not affect our report thereon dated June 1, 2006.

> One of the basic elements of a satisfactory internal control environment is an organization which provides appropriate segregation of duties. Because of the limited size of the Proprietorship, it is not possible for this to be achieved.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Proprietorship's practices and procedures were adequate at April 30, 2006 and 2005, to meet the SEC's objectives.

This report is intended solely for the information and use of James W. Humbard and regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Alegria & Company, P. S.

June 1, 2006
Yakima, Washington